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                           FRISCO BAY INDUSTRIES LTD.

                                      PROXY

This Proxy is solicited by Management for the Annual Meeting of Shareholders and should be read in conjunction with the accompanying Notice of Meeting and Management Proxy Circular.

The undersigned shareholder of FRISCO BAY INDUSTRIES LTD. (the "Corporation") hereby appoints Barry E. Katsof, or failing him, Ronald G. Waxman, or failing him, Robert Gagnon, or (see instructions).....................................
with full power of substitution, his true and lawful attorneys, or proxies or proxy, for and in his name, to appear and vote any and all shares of the Corporation standing in the name of the undersigned, at the Annual Meeting of Shareholders, to be held on the 25th day of July, 2003 at the offices of the Corporation, 160 Graveline Street, St. Laurent, Quebec, H4T 1R7, commencing at 9:00 a.m. (local time) or at any adjournment, postponement or rescheduling thereof, upon the following matters:

                 (Continued and to be signed on the reverse side.)



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                      ANNUAL MEETING OF SHAREHOLDERS OF

                          FRISCO BAY INDUSTRIES LTD.

                               July 25, 2003

                         Please date, sign and mail
                           your proxy card in the
                              envelope provided
                            as soon as possible.

     Please detach along perforated line and mail in the envelope provided

            PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED
         ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN
                                 HERE [X]

(a)      ELECTION OF DIRECTORS:

         [ ] FOR ALL NOMINEES         [ ] WITHHOLD AUTHORITY FOR ALL NOMINEES

         Nominees:                        Abraham Nozetz, Jan Westlund

(b)      APPOINTMENT OF RICHTER, USHER & VINEBERG AS THE AUDITORS OF THE
         CORPORATION:

         FOR [ ]                          WITHHOLD [ ]

(c) in his or her discretion with respect to amendments or variations to matters identified above or upon such other matters as may properly come before the meeting; hereby revoking any proxy previously given.

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INSTRUCTIONS:
I. This Form of Proxy must be signed by the shareholder or by the shareholder's attorney duly authorized in writing. If the shareholder appointing a proxy is a corporation, the proxy must be executed by its officer or attorneys duly authorized.

II. Every shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this Form of Proxy to attend, vote and act for and on behalf of such shareholder at the meeting. To exercise this right, a shareholder may strike out the names of the persons designated and insert the name of the shareholder's nominee in the blank space provided or may use another appropriate form of proxy.

III. Shares represented by any properly executed proxy received by management will be voted or withheld from voting by the persons designated in accordance with the instructions of the shareholder appointing them. If no choice is specified with respect to the matters identified above, the shares represented by proxies in this form which designate management's nominees will be voted FOR such matters. This form of proxy confers discretionary authority upon the person whom it appoints in respect of variations or amendments or additions to the matters identified in the Notice of Meeting and any other matter that may properly come before the meeting or any adjournment thereof.

IV. Completed proxies must be delivered to the transfer agent of the Corporation, American Stock Transfer & Trust Company, or the Assistant Secretary of the Corporation at least 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

V. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed by management of the Corporation.

VI. This proxy is to be read in conjunction with the Management Proxy Circular and Notice of Meeting dated June 23, 2003.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]

                               Signature of Shareholder
                                                       ------------------------

                                                  Date:
                                                       ------------------------

                               Signature of Shareholder
                                                       ------------------------

                                                  Date:
                                                       ------------------------

IMPORTANT:     Please date this Form of Proxy and sign this Form of Proxy exactly as your name appears hereon. If shares are held jointly, the signature should include both names. Executors, administrators, trustees, guardians and others signing in a representative capacity should indicate the capacity in which they sign and their titles.